SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2009
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Material Change Report, dated May 7, 2009.
2.	Material Change Report, dated March 19, 2009.
3.	Material Change Report, dated March 19, 2009.
4.	Material Change Report, dated March 19, 2009.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 26, 2008 (File No. 333-153698).

DOCUMENT 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Canadian Superior Energy Inc. (“Canadian Superior” or the “Corporation”)
Suite 3200, 500-4th Avenue SW
Calgary, AB T2P 2V6

Item 2.	Date of Material Change
April 27, 2009

Item 3.	News Release
A press release reporting the material change, a copy of which is attached, was issued by the Corporation at Calgary, Alberta through the services of Marketwire on April 27, 2009.

Item 4.	Summary of Material Change

The Board of Directors of Canadian Superior Energy Inc. announced the departure of Mr. Greg Noval as Executive Chairman of the Company and Mr. Mike Coolen as President and Chief Executive Officer of the Company.  It also announced that Mr. Jake Harp has been appointed as Interim Chairman of the Board of Directors.  The Company will make further announcements as to its management structure as it works toward a resolution of its Companies’ Creditors Arrangement Act application.

Item 5.	Full Description of Material Change
The full details of the material change are more fully described in the attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

Item 7.	Omitted Information
None.

Item 8.	Executive Officer
The name and business number of an Officer who is knowledgeable about the material change and this report is Robb Thompson, Chief Financial Officer (403) 503-7944.

Item 9.	Date of Report
May 7, 2009

For Immediate Release	April 27, 2009

Canadian Superior Energy Inc. Announces
Changes to Senior Management

CALGARY, Alberta – (Marketwire – April 27, 2009) – The Board of Directors of Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) (TSX:SNG) (NYSE Alternext US:SNG) announced today the departure of Mr. Greg Noval as Executive Chairman of the Company and Mr. Mike Coolen as President and Chief Executive Officer of the Company.  It also announced that Mr. Jake Harp has been appointed as Interim Chairman of the Board of Directors.  The Company will make further announcements as to its management structure as it works toward a resolution of its Companies’ Creditors Arrangement Act application.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas, and liquefied natural gas projects, with operations offshore Trinidad and Tobago, offshore Nova Scotia, Canada, in Western Canada, in the United States and in North Africa. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, offshore Trinidad and Tobago, offshore Nova Scotia interests, in the USA and its North Africa interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

For further information, please contact the Independent Committee of the Company through:

Carscallen Leitch LLP	Jennings Capital Inc.
1500, 407– 2nd Street S.W.	2600, 520 - 5th Ave. SW
Calgary, Alberta, Canada T2P 2Y3	Calgary, Alberta T2P 3R7
Attention: Stan Carscallen	Attention: David McGorman
Phone: (403) 298-8451	Phone: (403) 262-0900
Fax: (403) 540-2648	Fax: (403) 292-0979
carscallen@cllawyers.com	david.mcgorman@jenningscapital.com

DOCUMENT 2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.		Name and Address of Company
Canadian Superior Energy Inc. (“Canadian Superior”)
Suite 3200, 500-4th Avenue SW
Calgary, AB T2P 2V6

Item 2.		Date of Material Change
March 6, 2009

Item 3.		News Release
A news release announcing the material change was issued through the facilities of Marketwire on March 6, 2009.

Item 4.		Summary of Material Change
Canadian Superior successfully applied for an order under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).

Item 5.		Full Description of Material Change

	5.1	Full Description of Material Change

Canadian Superior’s application to the Court of Queen’s Bench of Alberta for an Order under the CCAA was successful, allowing Canadian Superior to prepare a plan of arrangement for its creditors, and staying all claims and actions against Canadian Superior and its assets.  The Order was made under section 11 of the CCAA and it is in effect until March 25, 2009, at which time the matter will be reviewed by the Court.

While the Order is in effect, Canadian Superior will work with a court-appointed Monitor and it will continue to implement a plan of arrangement for its creditors, which includes its initiative to sell an undivided 25% or larger interest in its “Intrepid” Block 5(c) in Trinidad and Tobago. A successful sale of the Trinidad asset should allow Canadian Superior to re-structure in an organized manner and re-emerge from CCAA in due course.

	5.2	Disclosure for Restructuring Transactions
Not applicable.

Item 6.		Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

Item 7.		Omitted Information
Not Applicable.

Item 8.		Executive Officer

The name and business telephone number of an executive officer of Canadian Superior who is knowledgeable about the material change and this report is Mr. Michael Coolen, President and Chief Executive Officer, telephone (403) 294-1411.

Item 9.		Date of Report
March 19, 2009

For Immediate Release	March 6, 2009

Canadian Superior Energy Inc. Application for CCAA Protection Successful

CALGARY, ALBERTA--(Marketwire – March 6, 2009) - Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX:SNG) (NYSE Alternext US:SNG) announced today that its application to the Court of Queen's Bench of Alberta for an Order under the Companies' Creditors Arrangement Act (Canada) (“CCAA”) was successful, allowing the Company to prepare a plan of arrangement for its creditors, and staying all claims and actions against the Company and its assets.  The Order was made under section 11 of the CCAA and it is in effect until March 25, 2009, at which time the matter will be reviewed by the court.

While the Order is in effect the Company will work with a court-appointed Monitor and it will continue to implement a plan of arrangement for its creditors, which includes the initiative to sell an undivided 25% or larger interest in its “Intrepid” Block 5(c) in Trinidad and Tobago. A successful sale of the Trinidad asset should allow the Company to re-structure in an organized manner and reemerge from CCAA in due course.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas, and liquefied natural gas (“LNG”) projects, with operations offshore Trinidad and Tobago, offshore Nova Scotia, Canada, in Western Canada, in the United States and in North Africa.  See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, offshore Trinidad and Tobago, Offshore Nova Scotia interests, in the USA and its North Africa interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information "except as required by law".  Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered.  There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

DOCUMENT 3

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.		Name and Address of Company
Canadian Superior Energy Inc. (“Canadian Superior”)
Suite 3200, 500-4th Avenue SW
Calgary, AB T2P 2V6

Item 2.		Date of Material Change
February 17, 2009

Item 3.		News Release
A news release announcing the material change was issued through the facilities of Marketwire on February 17, 2009.

Item 4.		Summary of Material Change
Canadian Superior received a demand letter from Canadian Western Bank (the “Bank”) for repayment of all amounts outstanding under Canadian Superior’s $45 million credit facility with the Bank.

Item 5.		Full Description of Material Change

	5.1	Full Description of Material Change

Canadian Superior received a demand letter from the Bank for repayment of all amounts outstanding under Canadian Superior’s $45 million credit facility with the Bank by February 23, 2009. Canadian Superior held discussions with the Bank to extend the time for repayment in order to provide for the orderly and timely repayment of the full credit facility.  Since the original demand, the date for repayment was extended to March 12, 2009 and the facility was reduced with the payment of approximately $9 million to the Bank by Canadian Superior.  In addition, on March 6, 2009, Canadian Superior successfully applied to the Court of Queen’s Bench of Alberta for an Order under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) allowing Canadian Superior to prepare a plan of arrangement for its creditors and staying all claims and actions against Canadian Superior and its assets.  The Order was made under section 11 of the CCAA and is in effect until March 25, 2009, at which time the matter will be reviewed by the Court.

	5.3	Disclosure for Restructuring Transactions
Not applicable.

Item 6.		Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

Item 7.		Omitted Information
Not Applicable.

Item 8.		Executive Officer

The name and business telephone number of an executive officer of Canadian Superior who is knowledgeable about the material change and this report is Mr. Michael Coolen, President and Chief Executive Officer, telephone (403) 294-1411.

Item 9.		Date of Report
March 19, 2009

For Immediate Release	February 17, 2009

Canadian Superior Receives Demand

CALGARY, ALBERTA, CANADA--(Marketwire – February 17, 2009) - - Canadian Superior Energy Inc. ("Canadian Superior", the “Company”) (TSX:SNG) (NYSE Alternext US:SNG) advises that it has received a demand letter from the Canadian Western Bank (“Bank”) for repayment of all amounts outstanding under Canadian Superior’s $45 million credit facility with the Bank by February 23, 2009.  Canadian Superior is in discussions with the Bank to extend the time for repayment in order to provide for the orderly and timely repayment of the full credit facility to take advantage of approximately $9 million of Western Canada minor asset sales scheduled for closing, $9 million of tax refunds due to the Company, some of the proceeds of the recently announced major asset sale of interests in Trinidad and receipt of receivables.  The Company is also in discussions with alternative lenders.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas, and liquefied natural gas (“LNG”) projects, with operations offshore Trinidad and Tobago, offshore Nova Scotia, Canada, in Western Canada, in the United States and in North Africa.  See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, offshore Trinidad and Tobago, Offshore Nova Scotia interests, in the USA and its North Africa interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information "except as required by law".  Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered.  There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

DOCUMENT 4

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.		Name and Address of Company
Canadian Superior Energy Inc. (“Canadian Superior)
Suite 3200, 500-4th Avenue SW
Calgary, AB T2P 2V6

Item 2.		Date of Material Change
February 12, 2009

Item 3.		News Release
A news release announcing the material change was issued through the facilities of Marketwire on February 12, 2009.

Item 4.		Summary of Material Change
On February 12, 2009, an interim receiver of Canadian Superior’s participating interest in “Intrepid” Block 5(c) was appointed.

Item 5.		Full Description of Material Change

	5.1	Full Description of Material Change

On February 12, 2009, upon the application of BG International Limited (“BG”), a wholly owned subsidiary of the BG Group plc, an interim Receiver of Canadian Superior’s participating interest in “Intrepid” Block 5(c) was appointed. Pursuant to the Court Order, the Receiver, in conjunction with BG, will operate the property and conduct the flow testing of the “Endeavour” well which Canadian Superior believes will validate its operations to date.  The Court Order allows the Receiver to charge Canadian Superior interest in Block 5(c) with an amount up to U.S. $47 million to pay for Canadian Superior’s share of the costs under the joint operating agreement with BG.  Canadian Superior will continue with the monetization of its interest in Block 5(c) as previously announced and the proceeds from any sale will be applied to its share of the costs charged against Block 5(c) and to discharge the Receiver.

	5.4	Disclosure for Restructuring Transactions
Not applicable.

Item 6.		Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

Item 7.		Omitted Information
Not Applicable.

Item 8.		Executive Officer

The name and business telephone number of an executive officer of Canadian Superior who is knowledgeable about the material change and this report is Mr. Michael Coolen, President and Chief Executive Officer, telephone (403) 294-1411.

Item 9.		Date of Report
March 19, 2009

For Immediate Release	February 12, 2009

Canadian Superior Updates Shareholders

CALGARY, ALBERTA, CANADA--(Marketwire – February 12, 2009) - Canadian Superior Energy Inc. ("Canadian Superior", the “Company”) (TSX:SNG) (NYSE Alternext US:SNG) announced today the appointment, upon the application of BG International Limited ("BG"), a wholly owned subsidiary of the BG Group plc, of an interim Receiver of its participating interest in “Intrepid” Block 5(c).  Pursuant to the Court Order, the Receiver, in conjunction with BG, will operate the property and conduct the flow testing of the “Endeavour” well which Canadian Superior believes will validate its operations to date.  The Court Order allows the Receiver to charge Canadian Superior interest in Block 5(c) with an amount up to U.S. $47 million to pay for its share of the costs under the joint operating agreement with BG.  Canadian Superior will continue with the monetization of its interest in Block 5(c) as previously announced and the proceeds from any sale will be applied to its share of the costs charged against Block 5(c) and to discharge the Receiver.

Canadian Superior questions the motives of BG given the fact that Canadian Superior has announced its intention to monetize all or a portion of its interests in Block 5(c).  The Company has to date under its operatorship drilled and flow tested two (2) successful wells and is awaiting results of the flow testing on the third well which will validate our operations on the Block.  Expenditures to date on this three (3) well program have totaled approximately U.S. $290 million.  Canadian Superior believes there is a significant surplus value in its interests well in excess of its obligations.  Canadian Superior has instructed its legal counsel to pursue all available legal remedies including an appeal.

The “Intrepid” Block 5(c) is located approximately 60 miles off the east coast of Trinidad in the Columbus Basin and covers 80,041 gross acres.  In 2008, Canadian Superior and its Joint Venture partners, BG and Challenger Energy Corp. announced two separate natural gas discoveries on the “Intrepid” Block 5(c); in the "Victory" well and in the “Bounty” well. Production test rates have been previously reported. The 3rd well, “Endeavour”, has also discovered natural gas and final detailed results for the “Endeavour” well will be publicly released in due course.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas, and liquefied natural gas (“LNG”) projects, with operations offshore Trinidad and Tobago, offshore Nova Scotia, Canada, in Western Canada, in the United States and in North Africa.  See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, offshore Trinidad and Tobago, Offshore Nova Scotia interests, in the USA and its North Africa interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information "except as required by law".  Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered.  There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	May 26, 2009	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer